Exhibit 99.20

JUST ENERGY GROUP INC. (THE “CORPORATION”)

Annual Meeting of the holder(s) of Common Shares of the Corporation.

June 29, 2011

REPORT OF VOTING RESULTS

National Instrument 51-102—Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

General Business	Outcome of Vote by Proxy

1. The election of the nine nominees as directors of the
Corporation for the ensuing year:	Carried:

John A. Brussa	For:	Withheld:
	43,116,951	10,379,715
Ken Hartwick	For:	Withheld:
	52,267,445	1,229,221
B. Bruce Gibson	For:	Withheld:
	53,336,939	159,727
Gordon D. Giffin	For:	Withheld:
	44,834,581	8,662,085
Michael J.L. Kirby	For:	Withheld:
	53,336,980	159,686
Rebecca MacDonald	For:	Withheld:
	52,159,904	1,336,763
R. Roy McMurtry	For:	Withheld:
	53,336,241	160,425
Hugh D. Segal	For:	Withheld:
	53,175,473	321,193
Brian R.D. Smith	For:	Withheld:
	53,179,101	317,565
2. The appointment of Ernst & Young LLP, Chartered	Carried
Accountants, as Auditors of the Corporation and to	For:	56,502,202
authorize the directors of the Corporation to fix their	Against	207,395
remuneration in that capacity.

3. Approval of an ordinary resolution approving the	Carried
Corporation’s approach to Executive Compensation as	For:	46,008,513
more fully described in the Information Circular.	Against:	7,488,153